SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB
                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                                SEVENTHCAI, INC.
                         -------------------------------
                         (Name of Small Business Issuer)


         NEVADA                                       86-0987213
------------------------                ----------------------------------------
(State of Incorporation)                (I.R.S. Employer Identification Number.)


           10245 East Via Linda, Suite 220, Scottsdale, Arizona 85258
           -----------------------------------------------------------
           (Address of Principal Executive Offices Including Zip Code)


                                 (480) 421-2882
                           --------------------------
                           (Issuers Telephone Number)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

    Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                $.0001 Par Value
                                (Title of Class)

                                     PART I

ITEM 1. BUSINESS

     SEVENTHCAI, Inc. was incorporated in The State of Nevada on February 3, 2000. Its purpose is to engage in any lawful corporate activity, which includes mergers and acquisitions. The issuer is in a development stage and has no operations to date other than issuing of shares to the original shareholders. It was formed to provide a method for a private domestic or foreign company to become a public reporting company thereby causing their shares to be qualified to trade in the domestic secondary markets.

     There have been no bankruptcy, receivership or similar proceeding in the Company's history.

     There has been no material reclassification or merger in the Company's short history.

     The issuer will attempt to locate another business for the purpose of merging that company into the issuer. It is possible that the company will become a wholly owned subsidiary of the issuer or it may sell or transfer assets into the issuer and not merge. The issuer is not able to know if it will be successful in locating and merging with or acquiring another entity.

     There are certain benefits to being a reporting company with a publicly traded class of stock. They are perceived as follows:

     *    increased ability to raise capital

     * enhanced visibility in the financial community particularly helpful to raise debt if needed

     *    presence in the capital markets of the United States

     * ability to use registered securities to acquire other companies and or their assets

     *    improved competitive position

     *    increased corporate prestige

     *    key employees compensation through stock options

     *    shareholder liquidity and corporate valuation

     An entity may be interested in merging with the issuer if it is interested in using public securities to make acquisitions of other companies or one that is interested in becoming public without substantial dilution of its stock. Other targeted companies may be those which have not been able to locate an underwriter with acceptable terms; one that feels it can raise capital on more favorable terms as a public entity or a foreign company seeking entry into the United States stock markets.

     The Company's business has numerous associated risks such as; competition, no operating history, lack of any agreements with possible targeted companies, management control, lack of market research, stock dilution, taxation, target company's need for audited financial, conflicts of interest (this issue is discussed in ITEM 5) and possible computer problems.

     The business of seeking mergers with other companies or acquiring other companies is highly competitive. There are many large corporations and venture capital firms that seek other entities with which to merge or acquire. These corporations and venture capital firms are better financed than the issuer and have more expertise in the field of mergers and acquisitions. The issuer will not be a significant competitor in this field.

     The issuer is without operating history. It has no revenue and limited assets. The Company will in all likelihood operate at a loss and will be unable to reverse that situation until a merger or acquisition occurs. There is no targeted company nor any assurance the company will be able to close a business transaction needed to reverse its anticipated losses.

     The issuer has no current agreement with respect to a merger or acquisition with a targeted company. There is no assurance that the Company will be successful in its plan to merge or acquire another entity. There has been no industry identification by management nor has there been a business model established consisting of the required operating history, assets and revenues of a target company. Therefore, the issuer may enter into an agreement which may result in a business combination with an entity without significant operating history, revenues or assets precluding the potential for current earnings or increased net worth.

     The management of the issuer consists of its only officer. He will devote a portion of his time to the business of the Company attempting to locate and close with a potential targeted company. There is neither compensation paid nor an agreement to enter into such a contract in the future. The loss of this individual could adversely affect the Company's development and its continued operations.

     The Company has performed limited research in an attempt to determine whether demand exists for these types of transactions. Even if further research determines that the demand does in fact exist, there is no assurance that the issuer will be able to conclude a transaction.

     The  successful  conclusion of an  acquisition or merger by the issuer will probably  result  in the  issuance  of  securities  to the  shareholders  of the targeted company. This transaction will cause, in all probability, the shareholders of the targeted company gaining control of the issuer and a change in the existing management.

     It is the intention of the issuer to structure a transaction with a targeted company to minimize the state and federal tax consequences as they apply to both parties. There can be no assurance that all the statutory requirements can be met in the proposed reorganization or that the parties will receive tax benefits desired in a transfer of stock or assets.

     The issuer will seek those companies, which have audited financial statements or assure the issuer that said statements will be furnished within sixty days of closing. If audited financial statements are not available at closing, the issuer will require representations that the statements, when audited, will not materially differ from the unaudited statements presented. There are no assurances that a viable candidate for merger will agree with the issuer's request, which would result in the failure of the transaction to close.

     The issuer will require that the targeted company be computer compliant for the year 2000. If the target is not compliant it will be necessary to disclose what steps it intends to take in order to eliminate any business disruption created by noncompliance. There can be no assurance that the company will not close a transaction with a company that has not or is unable to correct the year 2000 computer problems. The impact of said transaction could be very difficult to ascertain.

     The issuer does not believe it could be subject to regulation under the Investment Company Act, because it will not be engaged in the business of investing or trading securities. However, if the Company engages in operations which result in it holding passive investments in more than one other company, in could be subject to the regulations found in the Investment Company Act of 1940 and it would have to register under said act which could result in significant registration and compliance costs.

     The issuer has no full time employees. The president of the Company will devote a portion of his time to the activities of the issuer without compensation.

     The Company will send an annual report to its security holders, which shall contain audited financial statements. The issuer is electronically filing this Registration Statement with the Securities Exchange Commission, without an obligation to do so under the Securities Act of 1934, to comply with the reporting requirements as promulgated by the commission. As such, the Company will advise the shareholders that the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 2. MANAGEMENT'S PLAN OF OPERATION

     During the next twelve months the issuer intends to locate, analyze, acquire or merge with a targeted company. At this time, the issuer has no company in mind. There has been no negotiation with any company neither on behalf of the issuer nor by any officer, director or agent of the issuer regarding any type of acquisition or merger. The issuer will solicit targeted companies through the utilization of contacts in business and professional communities. The issuer intends to solicit directly or may engage consultants or advisors to assist it in reaching its objective. Payment will be made to these consultants and advisors if a successful acquisition or merger occurs because of their efforts. The payment may consist of cash or some stock in the surviving entity or a combination of both.

     The satisfaction of the issuer's cash requirements for the next twelve months will be met in that Corporate Architects, Inc., the issuer's principal shareholder, has agreed to advance to the Company the additional funds needed for operations and those amounts designated for costs associated with a search for and completion of an acquisition. The principal shareholder has no expectation of reimbursement of the funds advanced unless the new owners of the Company decide to pay all or a portion thereof. A limit as to the minimum or maximum amounts advanced by the principal shareholder has not been set. The issuer will not borrow funds to pay management, agents, consultants, advisors or promoters. The Company will not merge with, acquire or purchase assets of an entity in which the Company's officers, directors or shareholders or any affiliate or agent hold an equity position or is an officer or director.

     The Company's business plan is to locate certain companies that may wish to merge with the issuer in some fashion. This targeted company would desire the perceived advantages of a merger with a public, reporting company. The perceived advantages may enhance the company's ability to attract investment, utilize securities for acquisition, provide liquidity and numerous other benefits. No particular industry has been identified nor is this search confined to a specific geographical area. It is not anticipated by management that the Company will be able to participate in any more than one merger because of its limited assets and resources.

     The issuer may merge or acquire a company in early stage development needing additional capital to launch new products, increase marketing or improve quality. The utilization of the public market may be beneficial in raising the required capital.

     The issuer does not have nor will it acquire capital to supply targeted companies. It is the position of management that it can present to the candidate the opportunity to acquire controlling interest in a public company without the substantial costs, both in time and money, of an initial public offering. Management has performed only limited research in this area.

     The officer and director of the issuer will undertake the responsibility of finding and analyzing new business opportunities. He will perform this task individually and possibly with the help of other consultants and agents. The agents or consultants will not receive a cash fee from the issuer said fee will have to be assumed by the target company. The officer is experienced in the analysis of companies and will be able to determine the existence of the primary requirements of a good business structure consisting of financial, management, products, distribution, need for further research and development, growth potential and other material requirements. The issuer will have total discretion in determining the type of company best suited for a business combination.

     The issuer will be subject to all the reporting requirements of the Securities Exchange Act. Said Act requires, among other things, that a reporting company file its audited financial statements. The issuer will not merge or acquire a company that does not have or will not have audited financials within a reasonable period of time, to meet the requirements of the Exchange Act. If the merger candidate is unable to produce audited financial statements within sixty days from the filing of the 8 K announcing the consummation of the merger or said financial statements fail to comply with the Exchange Act, the closing documents will provide for the dissolution of the transaction.

     A target company may want to establish a public trading market for its securities. It may desire to avoid what it perceives to be an adverse consequence of undertaking its own public offering. It is possible to meet this objective by entering into a transaction with the issuer. The adverse consequences may be perceived to be, loss of control, substantial expense and loss of time attempting to conclude an underwriting or the inability to retain an underwriter with acceptable terms

     A business candidate may have pre-existing agreements with outside advisors, attorneys and accountants and the continuation of those agreements may be required before the candidate will agree to close a transaction with the issuer. These existing agreements may be a factor in the determination by the issuer to go forward.

     The conclusion of a business transaction will most likely result in the present shareholders no longer being in control of the issuer. Management of the issuer probably will not have the expertise in the business of the new entity, which will result in the resignation of the present management.

     The acquisition or merger usually results in the issuance of restricted securities as consideration. If the negotiations resulted in the requirement for registered securities to be issued, the surviving company would have to bear the burden of registering the shares. There can be no assurance that that these newly registered shares would be sold into the market depressing the market value.

     A merger with another company will significantly dilute the percentage of ownership the present shareholders now enjoy. The amount of dilution will depend on the number of shares issued which in turn could depend on the assets and liabilities of the merging company. This is not to say that other factors may not enter into this determination.

ITEM 3. DESCRIPTION OF PROPERTY

     The issuer is currently housed in the offices of its principal shareholder, Corporate Architects, Inc. at 10245 East Via Linda, Suite 220, Scottsdale, Arizona 85258. No rent is being charged to the issuer and the issuer may remain at this address until a merger is concluded. The Company owns no real property and has no plans to acquire real property.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth each person known by the Company to be the beneficial owner of more than 5% of the Common Shares (the only class of voting securities) of the Company all directors individually and all directors and officers of the Company as a group. Each person has sole voting and investment power with respect to the shares as indicated.

     Name and Address                      Amount of Beneficial      Percentage
    of Beneficial Owner                         Ownership             of Class
    -------------------                         ---------             --------
Corporate Architects, Inc. (1)                  5,000,000               99.2%
10245 East Via Linda Suite 220
Scottsdale, AZ 85258

All Executive Officers and                      5,000,000               99.2%
Directors as a Group (1 person)

----------
(1) Mr. Edmond L. Lonergan owns 100% of the issued and outstanding shares of Corporate Architects, Inc. and is its sole officer and director. As such, Mr. Lonergan is the beneficial owner of the common stock of the issuer and is the only control shareholder.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The issuer has one officer and director.

Name                            Age            Positions and Offices Held
----                            ---            --------------------------
Edmond L. Lonergan              54             President, Secretary and Director


     There are no agreements that a Director will resign at the request of another person and the above named Director is not acting on behalf of nor will act on behalf of another person.

     The following is a brief summary of the Director, and Officer including his business experiences for the past five years.

     Edmond L. Lonergan from 1968 to 1996 has founded numerous high tech corporations one of which became public. It was honored by Inc. Magazine for becoming the 28th fastest growing company in 1992. Previously, he held the positions of Board Chairman, President, CEO, Vice President of Sales and Marketing, Vice President of Operations, Vice President of Finance, Director of Research, Operating Manager, Manager of Software Development and Product Development Consultant. Mr. Lonergan was also selected to be a member of the White House Small Business Committee during the Carter Administration.

     Mr. Lonergan founded Corporate Architects, Inc. in 1997. The company specializes in consulting and advising businesses in the area of strategic planning as well as mergers and acquisitions.

PREVIOUS BLANK CHECK COMPANY

     To date, there has been one merger with a "blank check" company registered by Corporate Architects. On April 24, 2000 An Agreement and Plan of Reorganization was entered into between Thirdcai, Inc. and Ivoice.Com, Inc.
wherein all of the issued shares of Thirdcai, Inc. were transferred to Ivoice.Com, Inc. in exchange for $150,000 and 50,000 restricted shares of Ivoice.Com, Inc. Mr. Lonergan resigned as an officer and director of the company and has no further dealings with the company. The company's name was changed to Ivoice.Com, Inc. It is an operating company and is trading on the Over The Counter Bulletin Board (OTCBB) with its symbol being IVOC. The transaction is fully set forth in a certain 8 K filed by Thirdcai, Inc. on April 26, 2000 and is herein incorporated by reference.

CURRENT BLANK CHECK COMPANY

     Mr. Lonergan is the majority shareholder, through his ownership of Corporate Architects, and sole officer and director of Firstcai, Inc. which has filed a registration statement on Form 10-SB. That registration statement will go effective automatically 60 days after the filing date of November 1, 1999. The initial business purpose of Firstcai, Inc. is to engage in mergers and acquisitions with an unidentified company. It is a blank check company and will remain so until such time that it completes an acceptable business transaction. He is also sole officer and director of Fourthcai, Inc. as well as the majority shareholder through his ownership of Corporate Architects. Fourthcai filed its Form 10-SB registration statement on March 14,2000 which became effective on May 14, 2000. Mr Lonergan is also the majority shareholder, through his ownership of Corporate Architects, and sole officer and director of Fifthcai, Inc. which has filed a registration statement on Form 10-SB on June 21, 2000 which will become effective August 21, 2000. Mr Lonergan is also the majority shareholder, through his ownership of Corporate Architects, and sole officer and director of Sixthcai, Inc. which has filed a registration statement on Form 10-SB on June 28, 2000.

     Mr. Lonergan expects to be involved with other blank check companies with similar objectives. There are potential conflicts of interest, which may occur if the officer and director holds a similar position with other blank check companies with the same objectives. The sole officer and director intends to locate merger candidates for the companies.

ITEM 6. EXECUTIVE COMPENSATION

     The issuer's officer and director does not and has not received compensation for services rendered to the issuer nor has any compensation been accrued. He will not participate in any finders' fees however; he will receive some benefits as a beneficial owner of the issuer upon a merger or acquisition taking place. Furthermore, there are no stock option plans, pension plans, insurance coverage or other benefit programs adopted by the issuer.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There are no parents of this small business issuer.

     There are and have been no transactions with promoters.

     There were no material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person or member of a firm that was or is to be a principal underwriter.

     There were no transactions involving the purchase or sale of assets other than in the ordinary course of business.

ITEM 8. DESCRIPTION OF SECURITIES

     The authorized capital stock of the issuer consists of 100,000,000 shares of Common Stock, par value $.0001 per share. There is no authorized Preferred Stock. The material terms of the capital stock of the issuer are set forth in the following statements. However, reference is made to the more detailed statements as found in the Company's Articles of Incorporation with amendments and the Company Bylaws all of which are attached to this registration statement as exhibits.

COMMON STOCK

     Holders of common stock are entitled to one vote per each share standing in his/her name on the books of the Company as to those matters properly before the shareholders. There are no cumulative voting rights and simple majority controls. The holders of common stock will share ratably in dividends, if any, as declared by the Board of Directors in its discretion from funds or stock legally available. Common stock holders are entitled to share pro-rata on all net assets, in the event of dissolution. All of the shares of common stock are fully paid and non-assessable.

     The issuer is not offering preferred stock with this registration statement nor is it offering debt securities.

     There are no provisions in the Articles of Incorporation or the Bylaws that would delay, defer or prevent a change of control. However, any future issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company without further action by the shareholders and could adversely affect the voting or other rights of the holders of common stock.

     The business activity of the issuer is that of a blank check company as defined in Section 7 (b) (3) of the Securities Act of 1933. A "blank check" company is a company that: (i) is a development stage company without a specific business plan or purpose or has indicated that its purpose is to engage in a merger or acquisition with an unidentified company or companies or other entity or person and (ii) is issuing "penny stock" as defined in Rule 3a51 - 1 under the Securities Exchange Act of 1934. Penny Stock is an equity security other than a security; (a) that is a reported security; (b) that is issued by an investment company registered under the Investment Company Act of 1940; (c) that is a put or call by the Option Clearing Corporation; (d) except for purposes of section 7(d) of the Securities Act and Rule 419 that has a price of $5.00 or more; (e) that is registered, or approved for registration upon notice of issuance, on a national exchange; (f) that is authorized for, or approved for authorization upon notice of issuance, for quotation on NASDAQ, except that a security that satisfies the requirements of this paragraph, but that does not otherwise satisfy the requirements of paragraphs (a), (b), (c) or (d) of this section 3(a) 51-1, shall be a penny stock for purposes of section 15(b)(6) of the Exchange Act; or (g) is issued by an issuer who has net tangible assets in excess of $2,000,000 if it has been in continuous operation for at least three years, $5,000,000 is in continuous operation for less than three years; or average revenue of at least $6,000,000 for the last three years.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION.

     There is no public trading market for the common equity and there has been no trading to date. Furthermore, there is no assurance that a public trading market will ever be established.

     The issuer's securities meet the definition of "penny stock" as found in Rule 3a51-1 of the Securities Exchange Act of 1934. The Securities and Exchange Commission has adopted Rule 15g-9 which established sales practice requirements for certain low price securities ("penny stock"). Unless the transaction is exempt, it shall be unlawful for a broker or dealer to sell a penny stock to, or to effect the purchase of a penny stock by, any person unless prior to the transaction: (i) The broker or dealer has approved the person's account for transactions in penny stocks pursuant to this rule and (ii) the broker or dealer has received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stock the broker or dealer must: (a) obtain from the person information concerning the person's financial situation, investment experience, and investment objectives; (b) reasonably determine that transactions in penny stocks are suitable for that person, and that the person has sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stocks; (c) deliver to the person a written statement setting forth the basis on which the broker or dealer made the determination (i) stating in a highlighted format that it is unlawful for the broker or dealer to affect a transaction in penny stock unless the broker or dealer has received, prior to the transaction, a written agreement to the transaction from the person; and (ii) stating in a highlighted format immediately preceding the customer signature line that (iii) the broker or dealer is required to provide the person with the written statement; and (iv) the person should not sign and return the written statement to the broker or dealer if it does not accurately reflect the person's financial situation, investment experience, and investment objectives; and (d) receive from the person a manually signed and dated copy of the written statement. It is also required that disclosure be made as to the risks of investing in penny stocks and the commissions payable to the broker-dealer, as well as current price quotations and the remedies and rights available in cases of fraud in penny stock transactions. Statements, on a monthly basis must be sent to the investor listing recent prices for the penny stock and information on the limited market.

     It is the issuer's intention to merge or acquire a company, which would qualify it to be listed on the NASDAQ SmallCap Market. The initial listing requirements are as follows: (1) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income in latest fiscal year or two of the last three fiscal years of $750,000, (2) public float 1,000,000 shares with a market value of $5,000,000, (3) minimum bid price of $4.00, (4) three market makers, (5) 300 round lot (100 or more shares) shareholders, (6) an operating history of one year or $50,000,000 market cap, and (7) corporate governance standards must be in place. Subsequent to qualifying for listing the company, in order to remain on the SmallCap Market, the company must maintain the following;
(1) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income in latest fiscal year or two of the last three fiscal years of $500,000, (2) public float 500,000 shares with a market value of $1,000,000, (3) minimum bid price of $1.00, (4) two market makers, (5) 300 round lot (100 or more shares) shareholders, and (6) corporate governance standards must be in place.

     The company may not qualify for the SmallCap market after a merger or acquisition. In that case it's securities may be traded on the Over The Counter Bulletin Board (OTCBB). This exchange differs from NASDAQ in that the qualifications do not include minimum assets, revenues, number of shareholders, market capitalization, number of shares in the public float and corporate governance standards. To qualify for OTCBB the company must have a market maker willing to list the securities on a bid and ask quotation and sponsor the company for listing. All companies, including banks and insurance companies, traded on the OTCBB must be fully reporting as of June 2000. The company may also offer its securities on the National Quotation Bureau, Inc., commonly known as the "pink sheets".

     It is the company's objective to become qualified for NASDAQ SmallCap however; there is no assurance it will reach or maintain that objective. The issuer may, after a merger or acquisition, commence trading on the OTC BB.

(a)  Holders. There are three (3) holders of the common equity of the Company.

(b) Dividends. There have been no cash dividends declared to date and there are no plans to do so. There are no restrictions that limit the ability to pay dividends on common equity other than the dependency on the Company's revenues, earnings and financial condition.

ITEM 2. LEGAL PROCEEDINGS

     The issuer is not a party to any pending legal proceeding nor is its property the subject of any legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     The Company has had no disagreements with its accountants nor has the Company changed accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The Company has sold the following securities, which were not registered during the past three years.

Date                      Name               Number of Shares     Consideration
----                      ----               ----------------     -------------
February 7, 2000      Corporate                  5,000.000          $1,000.00
                      Architects, Inc (1)

February 7, 2000      Carl P. Ranno (2)             10,000        Legal Services

February 7, 2000      Kenneth R. Lew (3)            30,000            $600.00

----------
(1) Mr. Edmond Lonergan is the president and sole director of the issuer and is also the sole shareholder and director of Corporate Architects, Inc. accordingly; Mr. Lonergan is the beneficial owner of the common securities issued to Corporate Architects, Inc.

(2) Mr. Ranno elected to accept common securities as a portion of his fees for legal services rendered to the issuer.

(3) Mr. Lew is not an officer, director or beneficial owner of Corporate Architects, Inc. however, he is a consultant to the firm.

     There have been no underwritings undertaken by the issuer.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to the Nevada Revised Statutes sec. 78.751, a Nevada Corporation has the power to indemnify its Directors, Officers, Employees and Agents. Pursuant to Article 12 of the issuers Articles of Incorporation, the Company shall indemnify its Officers, Directors, Employees and Agents. Article V of the issuer's Bylaws specifically sets forth the Indemnification of those above stated. Pursuant to the above the Directors and Officers liability is affected. A copy of the Articles and Bylaws are attached as exhibits and more fully sets forth the subject of this Item.

                                    PART F/S

     Attached are the audited financial statements of the issuer since its inception.

                                TABLE OF CONTENTS

     Report of Independent Accountants ...............................  F-1
     Balance Sheets ..................................................  F-2
     Statement of Operations .........................................  F-3
     Statement of Stockholders' Equity ...............................  F-4
     Statement of Cash Flows .........................................  F-5
     Notes to Financial Statements ...................................  F-6

                        Report of Independent Accountants


To the Board of Directors
SeventhCAI, Inc.
Scottsdale, Arizona

We have audited the accompanying balance sheet of SeventhCAI, Inc. as of April 30, 2000, and the related statements of operations, stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of SeventhCAI, Inc. as of April 30, 2000, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.


                                        /s/ James C. Marshall, CPA, PC


Scottsdale, Arizona
May 3, 2000

                                SEVENTHCAI, INC.
                                  BALANCE SHEET
                                 APRIL 30, 2000


                                     ASSETS
Current Assets

Cash and cash equivalents                                            $   700
                                                                     -------
Current Assets                                                           700
                                                                     -------
Organization costs, net of amortization (Note 2)                         475
                                                                     -------
      Total Assets                                                   $ 1,175
                                                                     =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Stockholders' Equity
  Common Stock - $0.0001 par value, authorized 100,000,000
    shares, issued and outstanding 5,040,000                         $   504
  Additional paid in capital                                             996
  Retained Earnings (Deficit)                                           (325)
                                                                     -------
  Total Stockholders' Equity                                           1,175
                                                                     -------
  Total Liabilities and Stockholders' Equity                         $ 1,175
                                                                     =======

The accompanying notes are an integral part of these financial statements.

                                SEVENTHCAI, INC.
                             STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED APRIL 30, 2000



Revenue                                                               $       --

Expenses
  Administrative costs                                                       300
  Amortization of organization costs                                          25
                                                                      ----------

Net Income/(Loss)                                                     $      325
                                                                      ==========

Loss per common share                                                 $     0.00
                                                                      ==========

Weighted average shares outstanding                                    5,040,000
                                                                      ==========

The accompanying notes are an integral part of these financial statements.

                                SEVENTHCAI, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
                    FOR THE THREE MONTHS ENDED APRIL 30, 2000



                                 Common Stock
                              ------------------    Paid in            Retained
                               Shares      Amount   Capital  Earnings    Total
                              ---------    -----     -----    ------    -------
Balance at February 3, 2000
  date of incorporation       5,040,000    $ 504     $ 996    $           1,500

Net Income/(Loss)                                             $ (325)      (325)
                              ---------    -----     -----    ------    -------

Balance at April 30, 2000     5,040,000    $ 504     $ 996    $ (325)   $ 1,175
                              =========    =====     =====    ======    =======

The accompanying notes are an integral part of these financial statements.

                                SEVENTHCAI, INC.
                             STATEMENT OF CASH FLOWS
                    FOR THE THREE MONTHS ENDED APRIL 30, 2000



Loss from operations                                                    $  (325)

Adjustments to reconcile loss from operations to net cash provided by (from) operating activities:

  Amortization of organization costs                                         25
                                                                        -------
Net cash (used) by operations                                              (300)
                                                                        -------
Net cash (used) by operating activities                                    (300)
                                                                        -------
Proceeds from issuance of stock                                           1,000
                                                                        -------
Net cash provided by financing activities                                 1,000
                                                                        -------
Net increase in cash and cash equivalents                                   700

Cash and cash equivalents at beginning of period                             --
                                                                        -------
Cash and cash equivalents at end of period                              $   700
                                                                        =======

The accompanying notes are an integral part of these financial statements.

                                SEVENTHCAI, INC.
                          NOTES TO FINANCIAL STATEMENT
                       FOR THE PERIOD ENDED APRIL 30, 2000


NOTE 1 - THE COMPANY

SeventhCAI, Inc. (the "Company") was incorporated in the state of Nevada on February 3, 2000. The Company has had no operations since incorporation, however, has incurred certain costs related to organization and administration. Legal services were provided to the Company in exchange for stock of the Company. This transaction was based on the out-of-pocket costs for the provider and recorded by the Company as $500. These organization costs have been capitalized and are being amortized over 60 months. Administrative costs allocated to Company for the three months ended April 30, 2000 were $300.

NOTE 2 - STOCKHOLDERS' EQUITY

The Company has 100,000,000 shares of $0.0001 par value stock authorized and 5,040,000 shares outstanding at April 30, 2000.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

     Exhibit Number                Description
     --------------                -----------
        (3)
            (i)          Articles of Incorporation
            (ii)         By-Laws

        (4) Instruments Defining the Rights of Holders
            (i)          Lock-Up Agreement with Corporate Architects
            (ii)         Lock-Up Agreement with Carl P. Ranno
            (iii)        Lock-Up Agreement with Kenneth R. Lew

        (23)             Consent of Accountant

        (27)             Financial Data Schedule


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        SEVENTHCAI, INC.


July 10, 2000                            By: /s/ Edmond L. Lonergan
                                            ------------------------------------
                                            Director and President